Exhibit 99.1

Phoenix New Media Reports First Quarter 2026 Unaudited Financial Results

Live Conference Call to be Held at 9:30 PM U.S. Eastern Time on May 12, 2026

BEIJING, China, May 13, 2026 — Phoenix New Media Limited (NYSE: FENG) (“Phoenix New Media”, “ifeng” or the “Company”), a leading new media company in China, today announced its unaudited financial results for the first quarter ended March 31, 2026.

Mr. Yusheng Sun, CEO of Phoenix New Media, stated, “In the first quarter, we continued to capitalize on major domestic and international events to expand our audience reach, deepen content impact, and further strengthen our brand influence and long-term user engagement. Looking ahead, we will continue to prioritize content quality, strengthen our IP portfolio, enhance operational efficiency, and maintain a measured, disciplined approach to sustainable growth.”

First Quarter 2026 Financial Results

REVENUES

Total revenues in the first quarter of 2026 increased by 21.6% to RMB188.8 million (US$27.4 million) from RMB155.2 million in the same period of 2025, primarily due to the year-over-year increase in the Company’s paid services revenues.

Net advertising revenues in the first quarter of 2026 increased by 4.0% to RMB125.3 million (US$18.2 million) from RMB120.5 million in the same period of 2025.

Paid services revenues in the first quarter of 2026 increased by 83.0% to RMB63.5 million (US$9.2 million) from RMB34.7 million in the same period of 2025. Paid services revenues comprise (i) revenues from paid contents and (ii) revenues from E-commerce and others. Revenues from paid contents in the first quarter of 2026 increased by 92.0% to RMB59.9 million (US$8.7 million) from RMB31.2 million in the same period of 2025, driven by revenues generated from the Company's digital reading services offered through mini-programs on third-party applications in the first quarter of 2026. Revenues from E-commerce and others in the first quarter of 2026 increased by 2.9% to RMB3.6 million (US$0.5 million) from RMB3.5 million in the same period of 2025.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues in the first quarter of 2026 decreased by 5.1% to RMB87.8 million (US$12.7 million) from RMB92.5 million in the same period of 2025, as a result of the Company’s strict cost control measures.

Gross profit in the first quarter of 2026 increased by 61.1% to RMB101.0 million (US$14.7 million) from RMB62.7 million in the same period of 2025. Gross margin in the first quarter of 2026 increased to 53.5% from 40.4% in the same period of 2025. The increase in gross margin was mainly attributable to higher gross margin of the digital reading services offered through mini-programs and significant increase in revenues from such services.

To supplement the financial measures presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), the Company has presented certain non-GAAP financial measures in this press release, which excluded the impact of certain reconciling items as stated in the “Use of Non-GAAP Financial Measures” section below. The related reconciliations to GAAP financial measures are presented in the accompanying “Unaudited Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Non-GAAP gross margin in the first quarter of 2026, which excluded share-based compensation, increased to 53.5% from 40.4% in the same period of 2025.

OPERATING EXPENSES AND LOSS FROM OPERATIONS

Total operating expenses in the first quarter of 2026 increased by 29.5% to RMB130.9 million (US$19.0 million) from RMB101.1 million in the same period of 2025, primarily attributable to higher sales and marketing expenses incurred for the digital reading services offered through mini-programs.

Loss from operations in the first quarter of 2026 was RMB29.9 million (US$4.3 million), compared to loss from operations of RMB38.4 million in the same period of 2025. Operating margin in the first quarter of 2026 was negative 15.8%, compared to negative 24.7% in the same period of 2025.

Non-GAAP loss from operations in the first quarter of 2026, which excluded share-based compensation, was RMB29.9 million (US$4.3 million), compared to non-GAAP loss from operations of RMB38.4 million in the same period of 2025. Non-GAAP operating margin in the first quarter of 2026, which excluded share-based compensation, was negative 15.8%, compared to negative 24.7%, in the same period of 2025.

OTHER INCOME OR LOSS

Other income or loss reflects net interest income, foreign currency exchange gain or loss, income or loss from equity investments, including impairment, fair value changes in investments, net, and others, net. Total net other income in the first quarter of 2026 was RMB10.3 million (US$1.5 million), compared to total net other income of RMB5.0 million recorded in the same period of 2025, which mainly consisted of the following items:

•
Net interest income in the first quarter of 2026 was RMB4.8 million (US$0.7 million), compared to RMB5.1 million in the same period of 2025.
•
Fair value changes in investments, net in the first quarter of 2026 was a gain of RMB5.5 million (US$0.8 million), compared to a loss of RMB0.1 million in the same period of 2025, which were mainly attributable to the changes in estimated fair value of the underlying investments held by the Company through a private equity fund accounted using NAV as a practical expedient under ASC 820.

NET LOSS ATTRIBUTABLE TO PHOENIX NEW MEDIA LIMITED

Net loss attributable to Phoenix New Media Limited in the first quarter of 2026 was RMB16.8 million (US$2.4 million), compared to net loss attributable to Phoenix New Media Limited of RMB29.7 million in the same period of 2025. Net margin in the first quarter of 2026 was negative 8.9%, compared to negative 19.2% in the same period of 2025. Net loss per basic and diluted ordinary share in the first quarter of 2026 was RMB0.03 (US$0.00), compared to net loss per basic and diluted ordinary share of RMB0.05 in the same period of 2025.

Non-GAAP net loss attributable to Phoenix New Media Limited, which excluded share-based compensation, income or loss from equity investments, including impairment, and fair value changes in investments, net, was RMB22.2 million (US$3.2 million) in the first quarter of 2026, compared to non-GAAP net loss attributable to Phoenix New Media Limited of RMB29.5 million in the same period of 2025. Non-GAAP net margin in the first quarter of 2026 was negative 11.7%, compared to negative 19.0% in the same period of 2025. Non-GAAP net loss per basic and diluted ADS in the first quarter of 2026 was RMB1.85 (US$0.27), compared to non-GAAP net loss per basic and diluted ADS of RMB2.45 in the same period of 2025. “ADS(s)” refers to the Company's American Depositary Share(s), each representing 48 Class A ordinary shares of the Company.

In the first quarter of 2026, the Company’s weighted average number of ADSs used in the computation of basic and diluted net loss per ADS was 12,010,776. As of March 31, 2026, the Company had a total of 576,517,237 ordinary shares outstanding, or the equivalent of 12,010,776 ADSs.

CERTAIN BALANCE SHEET ITEMS

As of March 31 2026, the Company’s cash and cash equivalents, term deposits and short term investments and restricted cash were RMB955.8 million (US$138.6 million).

Business Outlook

For the second quarter of 2026, the Company expects its total revenues to be between RMB195.7 million and RMB210.7 million; net advertising revenues are expected to be between RMB141.8 million and RMB151.8 million; and paid services revenues are expected to be between RMB53.9 million and RMB58.9 million.

All of the above forecasts reflect the current and preliminary view of the Company’s management, which are subject to changes and substantial uncertainty, particularly in view of the uncertainty of macroeconomic environment.

Conference Call Information

The Company will hold a conference call at 9:30 p.m. U.S. Eastern Time on May 12, 2026 (May 13, 2026 at 9:30 a.m. Beijing/Hong Kong time) to discuss its first quarter 2026 unaudited financial results and operating performance.

To participate in the call, please register in advance of the conference by clicking here (https://register-conf.media-server.com/register/BI8cbc6d462dec45f9ba80e94b350b456a). Upon registering, each participant will receive the participant dial-in numbers and a unique access PIN, which will be used to join the conference call. Please dial in 10 minutes before the call is scheduled to begin.

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.ifeng.com.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Phoenix New Media Limited uses non-GAAP gross profit, non-GAAP gross margin, non-GAAP income or loss from operations, non-GAAP operating margin, non-GAAP net income or loss attributable to Phoenix New Media Limited, non-GAAP net margin and non-GAAP net income or loss per diluted ADS, each of which is a non-GAAP financial measure. Non-GAAP gross profit is gross profit excluding share-based compensation. Non-GAAP gross margin is non-GAAP gross profit divided by total revenues. Non-GAAP income or loss from operations is income or loss from operations excluding share-based compensation. Non-GAAP operating margin is non-GAAP income or loss from operations divided by total revenues. Non-GAAP net income or loss attributable to Phoenix New Media Limited is net income or loss attributable to Phoenix New Media Limited excluding share-based compensation, income or loss from equity investments, including impairment and fair value changes in investments, net. Non-GAAP net margin is non-GAAP net income or loss attributable to Phoenix New Media Limited divided by total revenues. Non-GAAP net income or loss per diluted ADS is non-GAAP net income or loss attributable to Phoenix New Media Limited divided by weighted average number of diluted ADSs. The Company believes that separate analysis and exclusion of the aforementioned non-GAAP to GAAP reconciling items add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with the related GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that using these non-GAAP financial measures to evaluate its business allows both management and investors to assess the Company’s performance against its competitors and ultimately monitor its capacity to generate returns for investors. The Company also believes that these non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of items like share-based compensation, income or loss from equity investments, including impairment, and fair value changes in investments, net, which have been and will continue to be significant recurring items. However, the use of these non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using these non-GAAP financial measures is that they do not include all items that impact the Company’s gross profit, income or loss from operations and net income or loss attributable to Phoenix New Media Limited for the period. In addition, because these non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider these non-GAAP financial measures in isolation from, or as an alternative to, the financial measures prepared in accordance with GAAP.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the readers. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.8980 to US$1.00, the noon buying rate in effect on March 31, 2026 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentations, all percentages are calculated using the numbers presented in the financial information contained in this earnings release.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information on the Internet through their PCs and mobile devices. Phoenix New Media's platform includes its PC channel, consisting of ifeng.com website, which comprises interest-based verticals and interactive services; its mobile channel, consisting of mobile news applications, mobile video application, digital reading applications and mobile Internet website; and its operations with the telecom operators that provides mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of online and mobile advertising, online video and mobile paid services markets in China; the Company’s reliance on online and mobile advertising for a majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding maintaining and strengthening its relationships with advertisers, partners and customers; the Company’s investment plans and strategies; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and services offerings; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F−1, as amended, and its annual reports on Form 20−F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Muzi Guo

Email: investorrelations@ifeng.com

Phoenix New Media Limited

Unaudited Condensed Consolidated Balance Sheets

(Amounts in thousands)

	December 31,	March 31,	March 31,
	2025	2026	2026
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	537,549	509,041	73,795
Term deposits and short term investments	464,226	442,944	64,213
Restricted cash	16,102	3,791	550
Accounts receivable, net	293,119	289,317	41,942
Amounts due from related parties	74,392	77,022	11,166
Prepayment and other current assets	32,905	41,555	6,025
Total current assets	1,418,293	1,363,670	197,691
Non-current assets:
Property and equipment, net	10,728	9,895	1,434
Intangible assets, net	10,415	9,409	1,364
Available-for-sale debt investments	306	302	44
Equity investments, net	104,124	109,516	15,876
Deferred tax assets	53,331	55,869	8,099
Operating lease right-of-use assets, net	41,957	39,216	5,685
Other non-current assets	10,635	9,063	1,314
Total non-current assets	231,496	233,270	33,816
Total assets	1,649,789	1,596,940	231,507
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	122,420	118,996	17,251
Amounts due to related parties	29,144	30,431	4,412
Advances from customers	26,203	26,073	3,780
Taxes payable	176,404	168,322	24,402
Salary and welfare payable	73,203	54,114	7,845
Accrued expenses and other current liabilities	56,782	56,760	8,228
Operating lease liabilities	14,098	13,586	1,970
Total current liabilities	498,254	468,282	67,888
Non-current liabilities:
Long-term liabilities	13,996	13,996	2,029
Operating lease liabilities	29,224	26,406	3,827
Total non-current liabilities	43,220	40,402	5,856
Total liabilities	541,474	508,684	73,744
Shareholders' equity:
Phoenix New Media Limited shareholders' equity:
Class A ordinary shares	17,499	17,499	2,537
Class B ordinary shares	22,053	22,053	3,197
Additional paid-in capital	1,642,094	1,642,094	238,053
Treasury stock	(1,480)	(1,480)	(215)
Statutory reserves	100,214	100,214	14,528
Accumulated deficit	(567,455)	(584,246)	(84,698)
Accumulated other comprehensive loss	(41,782)	(43,437)	(6,297)
Total Phoenix New Media Limited shareholders' equity	1,171,143	1,152,697	167,105
Noncontrolling interests	(62,828)	(64,441)	(9,342)
Total shareholders' equity	1,108,315	1,088,256	157,763
Total liabilities and shareholders' equity	1,649,789	1,596,940	231,507

Phoenix New Media Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income/(loss)

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2025	2025	2026	2026
	RMB	RMB	RMB	US$

Revenues:
Net advertising revenues	120,547	181,129	125,350	18,172
Paid service revenues	34,665	41,169	63,462	9,200
Total revenues	155,212	222,298	188,812	27,372
Cost of revenues	(92,481)	(98,590)	(87,827)	(12,732)
Gross profit	62,731	123,708	100,985	14,640
Operating expenses:
Sales and marketing expenses	(63,038)	(67,323)	(90,597)	(13,134)
General and administrative expenses	(21,033)	(17,174)	(25,245)	(3,660)
Technology and product development expenses	(17,025)	(14,713)	(15,063)	(2,184)
Total operating expenses	(101,096)	(99,210)	(130,905)	(18,978)
(Loss)/income from operations	(38,365)	24,498	(29,920)	(4,338)
Other income/(loss):
Interest income, net	5,064	4,954	4,751	689
Foreign currency exchange gain/(loss)	(59)	537	(155)	(22)
Loss from equity method investments, including impairment	(187)	(377)	(113)	(16)
Fair value changes in investments, net	(68)	13,925	5,505	798
Others, net	260	430	321	47
(Loss)/income before income taxes	(33,355)	43,967	(19,611)	(2,842)
Income tax benefit	3,101	1,357	1,207	175
Net (loss)/income	(30,254)	45,324	(18,404)	(2,667)
Net loss attributable to noncontrolling interests	528	15	1,613	234
Net (loss)/income attributable to Phoenix New Media Limited	(29,726)	45,339	(16,791)	(2,433)
Net (loss)/income	(30,254)	45,324	(18,404)	(2,667)
Other comprehensive loss, net of tax: foreign currency translation adjustment	(114)	(2,145)	(1,655)	(240)
Comprehensive (loss)/income	(30,368)	43,179	(20,059)	(2,907)
Comprehensive loss attributable to noncontrolling interests	528	15	1,613	234
Comprehensive (loss)/income attributable to Phoenix New Media Limited	(29,840)	43,194	(18,446)	(2,673)
Net (loss)/income per Class A and Class B ordinary share:
Basic	(0.05)	0.08	(0.03)	(0.00)
Diluted	(0.05)	0.08	(0.03)	(0.00)
Net (loss)/income per ADS (1 ADS represents 48 Class A ordinary shares):
Basic	(2.47)	3.77	(1.40)	(0.20)
Diluted	(2.47)	3.77	(1.40)	(0.20)
Weighted average number of Class A and Class B ordinary shares used in computing net (loss)/income per share:
Basic	576,517,237	576,517,237	576,517,237	576,517,237
Diluted	576,517,237	576,517,237	576,517,237	576,517,237

Phoenix New Media Limited

Unaudited Condensed Segments Information

(Amounts in thousands)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2025	2025	2026	2026
	RMB	RMB	RMB	US$

Revenues:
Net advertising service	120,547	181,129	125,350	18,172
Paid services	34,665	41,169	63,462	9,200
Total revenues	155,212	222,298	188,812	27,372
Cost of revenues
Net advertising service	86,596	93,470	81,736	11,849
Paid services	5,885	5,120	6,091	883
Total cost of revenues	92,481	98,590	87,827	12,732
Gross profit
Net advertising service	33,951	87,659	43,614	6,323
Paid services	28,780	36,049	57,371	8,317
Total gross profit	62,731	123,708	100,985	14,640

Phoenix New Media Limited

Unaudited Condensed Information of Cost of Revenues

(Amounts in thousands)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2025	2025	2026	2026
	RMB	RMB	RMB	US$

Revenue sharing fees	2,848	1,103	1,661	241
Content and operational costs	83,027	94,557	82,549	11,967
Bandwidth costs	6,606	2,930	3,617	524
Total cost of revenues	92,481	98,590	87,827	12,732

Phoenix New Media Limited

Unaudited Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands, except for number of ADSs and per ADS data)

	Three Months Ended March 31, 2025				Three Months Ended December 31, 2025				Three Months Ended March 31, 2026
	GAAP	Non-GAAP Adjustments		Non- GAAP	GAAP	Non-GAAP Adjustments		Non-GAAP	GAAP	Non-GAAP Adjustments		Non-GAAP
	RMB	RMB		RMB	RMB	RMB		RMB	RMB	RMB		RMB

Gross profit	62,731	10	(1)	62,741	123,708	-	(1)	123,708	100,985	-	(1)	100,985
Gross margin	40.4%			40.4%	55.6%			55.6%	53.5%			53.5%
(Loss)/income from operations	(38,365)	10	(1)	(38,355)	24,498	-	(1)	24,498	(29,920)	-	(1)	(29,920)
Operating margin	(24.7)%			(24.7)%	11.0%			11.0%	(15.8)%			(15.8)%
		10	(1)			-	(1)			-	(1)
		187	(2)			377	(2)			113	(2)
		68	(3)			(13,925)	(3)			(5,505)	(3)
Net (loss)/income attributable to Phoenix New Media Limited	(29,726)	265		(29,461)	45,339	(13,548)		31,791	(16,791)	(5,392)		(22,183)
Net margin	(19.2)%			(19.0)%	20.4%			14.3%	(8.9)%			(11.7)%
Net (loss)/income per ADS-basic and diluted	(2.47)			(2.45)	3.77			2.65	(1.40)			(1.85)
Weighted average number of ADSs used in computing basic and diluted net (loss)/income per ADS	12,010,776			12,010,776	12,010,776			12,010,776	12,010,776			12,010,776

(1) Share-based compensation

(2) Loss from equity investments, including impairment

(3) Fair value changes in investments, net